UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             VitaminShoppe.com, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92848M 10 4
                      -------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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

CUSIP No. 92848M 10 4                                  SCHEDULE 13G

1            Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             FdG Capital Partners LLC

2            Check the Appropriate Box if a Member of a Group (See Instructions)    (a)  /  /
                                                                                    (b)  /  /

3            SEC Use Only

4            Citizenship or Place of Organization

             Delaware

              5            Sole Voting Power
NUMBER OF                  531,767 (See Item 4, below)
SHARES
BENEFICIALLY  6            Shared Voting Power
OWNED BY                                0
EACH          7            Sole Dispositive Power
REPORTING                         531,767 (See Item 4, below)
PERSON WITH:
              8            Shared Dispositive Power
                                        0

9            Aggregate Amount Beneficially Owned by Each Reporting Person
                           531,767 (See Item 4, below)

10           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /  /


11           Percent of Class Represented by Amount in Row (9)
                           7.3%

12           Type of Reporting Person (See Instructions)
                           OO



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CUSIP No. 92848M 10 4                                  SCHEDULE 13G


1            Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             FdG - Chase Capital Partners LLC

2            Check the Appropriate Box if a Member of a Group (See Instructions)    (a)  /  /
                                                                                    (b)  /  /

3            SEC Use Only

4            Citizenship or Place of Organization

             Delaware

             5            Sole Voting Power
NUMBER OF                 41,982 (See Item 4, below)
SHARES
BENEFICIALLY 6            Shared Voting Power
OWNED                                0
BY EACH
REPORTING    7            Sole Dispositive Power
PERSON                            41,982 (See Item 4, below)
WITH:
             8            Shared Dispositive Power
                                        0

9            Aggregate Amount Beneficially Owned by Each Reporting Person
                           41,982 (See Item 4, below)

10           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  /  /

11           Percent of Class Represented by Amount in Row (9)
                           0.6%

12           Type of Reporting Person (See Instructions)
                           OO


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


CUSIP No. 92848M 10 4                                  SCHEDULE 13G


1            Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             FdG Capital Associates LLC

2            Check the Appropriate Box if a Member of a Group (See Instructions)    (a)  /  /
                                                                                    (b)  /  /

3            SEC Use Only

4            Citizenship or Place of Organization

             Delaware

             5            Sole Voting Power
NUMBER OF                 573,749 (See Item 4, below)
SHARES
BENEFICIALLY 6            Shared Voting Power
oWNED                                0
BY EACH
REPORTING    7            Sole Dispositive Power
PERSON                            573,749 (See Item 4, below)
WITH:
             8            Shared Dispositive Power
                                        0

9            Aggregate Amount Beneficially Owned by Each Reporting Person
                           573,749 (See Item 4, below)

10           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  /  /

11           Percent of Class Represented by Amount in Row (9)
                           7.9%

12           Type of Reporting Person (See Instructions)
                           OO

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                                                                          Page 4

CUSIP No. 92848M 10 4                                  SCHEDULE 13G


1            Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             M. Anthony Fisher

2            Check the Appropriate Box if a Member of a Group (See Instructions)    (a)  /  /
                                                                                    (b)  /  /

3            SEC Use Only

4            Citizenship or Place of Organization

             Delaware

             5            Sole Voting Power
NUMBER OF                 576,249 (See Item 4, below)
SHARES
BENEFICIALLY 6            Shared Voting Power
OWNED                                0
BY EACH
REPORTING    7            Sole Dispositive Power
PERSON                            576,249 (See Item 4, below)
WITH:
             8            Shared Dispositive Power
                                        0

9            Aggregate Amount Beneficially Owned by Each Reporting Person
                           576,249 (See Item 4, below)

10           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  /  /

11           Percent of Class Represented by Amount in Row (9)
                           7.9%

12           Type of Reporting Person (See Instructions)
                           IN

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                                                                          Page 5

CUSIP No. 92848M 10 4                                  SCHEDULE 13G



Item 1(a)  Name of Issuer

         VitaminShoppe.com, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices

         444 Madison Avenue, Suite 802
         New York, New York 10022

Item 2(a)  Name of Persons Filing

         This statement is filed by:

                  (i) FdG Capital Partners LLC ("Partners"), a Delaware limited liability company;

                  (ii) FdG - Chase Capital Partners LLC ("Chase"), a Delaware limited liability company;

                  (iii) FdG Capital Associates LLC ("Associates"), a Delaware limited liability company and the managing member of Partners and Chase; and

                  (iv) M. Anthony Fisher ("Fisher"), a citizen of the United States and the manager of Associates.

         The foregoing persons are hereinafter referred to as the "Reporting Persons."

Item 2(b)  Address of Principal Business Office or, if none, Residence

         The principal place of business of each of Partners, Chase, Associates and Fisher is c/o Fisher Brothers, 299 Park Avenue, New York, New York 10171.

Item 2(c)  Citizenship

         See Item 2(a)

Item 2(d)  Title of Class of Securities

         Shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock").


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



CUSIP No. 92848M 10 4                                  SCHEDULE 13G


Item 2(e)  CUSIP Number

         92848M 10 4

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Inapplicable.

Item 4.  Ownership

         See Items (5)-(9) and (11) of the cover pages to this Schedule 13G.

         The Reporting Persons beneficially own 576,249 shares of Class A Common Stock in the aggregate. The foregoing shares represent approximately 7.9% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). Partners holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 531,767 shares of Class A Common Stock (the "Partners Reported Shares"). Associates and Fisher each have the indirect power to vote and dispose of the Partners Reported Shares. Chase holds of record and thereby directly beneficially owns and has the sole direct power to vote 41,982 shares of Class A Common Stock (the "Chase Reported Shares"). Associates and Fisher each have the indirect power to vote and dispose of the Chase Reported Shares. Each of five children of Fisher owns 500 shares of Class A Common Stock and Fisher may therefore be deemed to be the owner of those 2,500 shares of Class A Common Stock. Fisher disclaims beneficial ownership of those 2,500 shares of Class A Common Stock and of all other shares described in this paragraph which he has indirect power to vote or dispose of.

         In addition to shares of stock of the Issuer beneficially owned by the Reporting Persons, Vitamin Shoppe Industries Inc. ("Vitamin Shoppe"), a New York corporation, owns 13,081,500 shares of Class B Common Stock of the Issuer, par value $0.01 per share (the "Vitamin Shoppe Shares"). Each share of Class B Common Stock is convertible into an equal number of shares of Class A Common Stock. VS Investors LLC ("VS LLC"), a Delaware limited liability company, owns 70% of the capital stock of Vitamin Shoppe. FdG Associates Acquisition L.P. ("Associates"), a Delaware limited partnership, is the managing member of VS LLC. FdG Acquisition Corp. ("Acquisition"), a Delaware corporation, is the general partner of Associates. Fisher is on the board of directors of Acquisition, Vitamin Shoppe and the Issuer, and is also the


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


CUSIP No. 92848M 10 4                                  SCHEDULE 13G


         owner of 50% of the capital stock of Acquisition. Neither Fisher nor any of the other Reporting Persons has the power to vote or dispose of the Vitamin Shoppe Shares.

Item 5.  Ownership of Five Percent or Less of a Class

         Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group

         Inapplicable.

Item 9.  Notice of Dissolution of Group

         Inapplicable.

Item 10.  Certification

         Inapplicable.


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                                                                          Page 8

                                    SIGNATURE

           After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, each of the undersigned hereby agrees that this statement is filed on behalf of each of the parties listed below.


Dated:  February 11, 2000

                         FDG CAPITAL PARTNERS LLC

                         By:   FdG Capital Associates LLC, its
                               managing member

                               By:  /s/ M. Anthony Fisher
                                    ---------------------------------
                                    Name:      M. Anthony Fisher
                                    Title:     Manager

                         FDG - CHASE CAPITAL PARTNERS LLC

                         By:   FdG Capital Associates LLC, its
                               managing member

                               By:  /s/ M. Anthony Fisher
                                    ---------------------------------
                                    Name:      M. Anthony Fisher
                                    Title:     Manager

                         FDG CAPITAL ASSOCIATES LLC

                         By:   /s/ M. Anthony Fisher
                               ---------------------------------
                               Name:       M. Anthony Fisher
                               Title:      Manager


                         /s/ M. Anthony Fisher
                         ---------------------------------
                         M. ANTHONY FISHER



922594.1